FOXO TECHNOLOGIES INC.

477 South Rosemary Avenue

Suite 224

West Palm Beach, FL 33401

June 5, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington, DC 20549

Attention: Ms. Sawicki

Re:	FOXO Technologies Inc.
Registration Statement on Form S-1
SEC File No. 333-287818

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of FOXO Technologies Inc., a Delaware corporation (the “Issuer”), respectfully requests that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it will become effective at 5:15 P.M., Eastern Time, on June 9, 2025, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Issuer hereby authorizes Brian Higley of Business Legal Advisors, LLC to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Higley at (801) 634-1984 or by e-mail (brian@businesslegaladvisor.com).

Thank you in advance for your assistance.

Very truly yours,

FOXO Technologies Inc.

By:	/s/ Seamus Lagan
Name:	Seamus Lagan
Title:	CEO

cc: Brian Higley, Esq., Business Legal Advisors, LLC